Exhibit 99.3
Story highlights
Paul Otellini announced three changes to Intel stock programs.
The “good news” will affect nearly all employees.
A program to exchange underwater options needs approval, but could kick in by Q4.
‘Investing in you’
Walden Kirsch, Employee Communications
March 23, 2009
Coming on the heels of Intel’s recent large investment announcements in next-generation silicon technology, CEO Paul Otellini told employees Monday that “...today I want to talk about investing in you.”
Standing in front of employees at a special Open Forum in the SC12 auditorium, Paul unveiled three significant stock program changes—all focused at giving Intel employees more ways to benefit from the company’s future success. About 16,000 employees joined Paul via webcast Monday morning—near-record attendance.
Paul called his announcement “three pieces of what I hope are good news” for us all. Please see sidebar box for important details and Q&As for each of these announcements:
•	Investment Stock Grant. Eligible employees will get a special, one-time stock grant. This grant will in effect double the grant size you receive at Focal. Like a Focal grant, it will be awarded meritocratically and will vest over four years. It will include a mix of RSUs and options in proportion to each employee’s Focal grant.

•	Increase in Focal RSUs for non-exempt employees. Focal restricted stock unit (RSU) grants for non-exempt employees are being increased, to about double their current size. This is a permanent change.

•	Stock Option Exchange Program. Stockholders will be asked to approve an exchange of Intel employees’ underwater options, for a lesser number of new options at market price on the date of exchange. This date will likely be in Q4, and the stock exchange will be voluntary. Additional information about this program will be available after Intel stockholders have voted in May.
Calling it “essential to our competitiveness” that Intel employees be literally invested in the company, Paul underscored his belief that Intel has a “very bright future ahead of us.” The stock program changes, he said, would enable employees to benefit as owners as our share price rises.
Intel is one of the last major companies to offer a top-to-bottom stock program for employees at all levels.
Noting Intel’s current share price, Paul said he believes that the new stock options (or RSUs) that employees receive in this recessionary period should provide a “good baseline as things improve over the years.”
Since the Stock Option Exchange Program will require stockholder approval, Paul told employees that company leaders have already done considerable homework—meeting with institutional and other large investors to gauge support for the program. “We spent a lot of time” with the influential agency called Institutional Shareholder Services (ISS), which independently evaluates corporate proxy proposals.
Paul said he believes that ISS will support the Stock Option Exchange Program, and if that happens, stockholders should follow suit.

As he typically does when he meets with employees, Paul spent the majority of the Open Forum taking questions, both in the room and via webcast. Excerpts follow.
What about underwater options due to expire before the exchange program starts?
Pointing out that some people have options that may expire in the following days or weeks, Paul said that only un-expired options at the time the program begins will be eligible for swap if the program is approved. He also noted that the option exchange program excludes the top five senior leaders at the company, including himself.
Do execs get an Investment Stock Grant?
Yes, but not as much and not as soon. Paul said that the Investment Grant for Intel’s Management Committee Members (MCM) will be eligible for about half as many of these special one-time options as other employees are.
Also, their Investment Stock Grant will be given in two installments, half in 2009 and half in 2010, while employees will be awarded their entire Investment Stock Grant in 2009.
Will the Investment Stock Grants add an expense to Intel’s bottom line?
Paul said yes, the grants do represent an expense—about $400 million spread over four years—but this not a cash cost, and is not an unduly large expense in the greater scheme of the company’s overall healthy financials.
Should employees vote in favor of the stock exchange proxy proposal?
Paul explicitly pointed out that “it would be improper” for management to give you advice on which way to vote. But he urged employees—almost all of whom are stockholders—to get up to speed on the program once additional details are announced in May. “Vote your conscience,” Paul asked.
Stock program details
Here’s a summary of Paul’s three stock-related announcements:
1. The award of a special, one-time 2009 Investment Stock Grant. Read the Q&A [Q&A for employees regarding the Proposed Stock Option Exchange Program (March 23, 2009)].
•	This Investment Stock Grant will equal the 2009 Focal stock grant in size and composition. The effect will be to double the Focal grant size for eligible employees this year (in countries where we offer stock).

•	Grants are being awarded based on meritocracy. Only those employees who receive a 2009 Focal stock grant will receive an Investment Stock Grant.

•	You will be informed of your individual Investment Stock Grant during your Focal performance review with your manager.
2. An increase in Focal RSU grant size for non-exempt employees. Read the Q&A [Q&A for employees regarding the Proposed Stock Option Exchange Program (March 23, 2009)].
•	This increase brings Focal RSU grants to more meaningful levels, about double the current size.

•	Eligible, non-exempt employees will be informed of their grant when managers meet with them to deliver their Focal performance review.
3. Stock Option Exchange Program. Read the Q&A [Q&A for employees regarding the Proposed Stock Option Exchange Program (March 23, 2009)]. Under this voluntary program, employees would be given the chance to exchange previously granted, underwater options for a fewer number of new options at the market price on the date of the exchange.

•	Intel will need stockholder approval in May before the program is implemented.

•	Implementation is planned for Q4 in countries eligible to participate, barring significant market changes. For example, if the stock price recovers enough the exchange might be unproductive.

•	No employee action is required at this time. More details will be provided after the May stockholder meeting.
Stock Option Exchange Program
The Stock Option Exchange Program will need Intel stockholder approval in May before the program is implemented. Additional information about the program is contained in the Intel 2009 Proxy Statement filed with the U.S. Securities and Exchange Commission (SEC).
The proxy is a lengthy 67-page document. You may wish to read pages 58-63 for additional information relating to the Employee Stock Option Exchange Program. Among other details of the program, the proxy offers examples of exchange ratios for underwater stock options. As the proxy notes, exchange ratios cannot yet be determined.
The full proxy statement is available at the SEC web site.
The Stock Option Exchange Program has not yet commenced. Intel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.
In connection with the proposal to be voted on by Intel’s stockholders to approve the Stock Option Exchange Program, Intel has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Intel stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.
Intel stockholders and option holders will be able to obtain the written materials described above and other documents filed by Intel with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.

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